UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                            INNOVO GROUP INC.
                            (Name of Issuer)

                 Common Stock, Par Value $.01 Per Share
                     (Title of Class of Securities)

                              457954 50 1
                             (CUSIP Number)

                         Gilbert H. Davis, Esq.
                      Sims Moss Kline & Davis LLP
                  400 Northpark Town Center, Suite 310
                       1000 Abernathy Road, N.E.
                        Atlanta, Georgia 30328
                            (770) 481-7200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
                         and Communications)

                            August 11, 2000
     (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              13D

CUSIP No. 457954 50 1
______________________________________________________________________________
1 NAME OF REPORTING PERSON: Samuel J. Furrow, Samuel J. Furrow, Jr.
______________________________________________________________________________
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
______________________________________________________________________________
3 SEC USE ONLY
______________________________________________________________________________
4 SOURCE OF FUNDS: PF, OO
_____________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e) [ ]
_____________________________________________________________________________
6 CITIZENSHIP OR PLACE OF ORGANIZATION: United States
_____________________________________________________________________________
NUMBER OF             7 SOLE VOTING POWER:    3,514,744 shares and 1,450,057
                     shares respectively and 4,964,801 shares in the aggregate.
   SHARES             ______________________________________________________

BENEFICIALLY          8 SHARED VOTING POWER: NONE

  OWNED BY            ______________________________________________________

      EACH            9 SOLE DISPOSITIVE POWER: 3,514,744 shares and 1,450,057
                     shares respectively and 4,964,801 shares in the aggregate.
REPORTING             ______________________________________________________

PERSON WITH           10 SHARED DISPOSITIVE POWER:   NONE
_____________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
3,514,744 shares and 1,450,057 shares respectively, and 4,964,801 in the aggregate.
_____________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [ ]
_____________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
   26.0 % and 10.7 % respectively and 34.5 % in the aggregate.
_____________________________________________________________________________
14 TYPE OF REPORTING PERSON: IN
_____________________________________________________________________________



Item 1.     Security and Issuer.

  This Statement relates to shares of the common stock, par value $.10 per share (the "Common Stock"), of Innovo Group Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 2633 Kingston Pike, Suite 100, Knoxville, TN 37919.

Item 2.     Identity and Background.

  This Statement is filed by Samuel J. Furrow ("Furrow") and Samuel J. Furrow, Jr. ("Furrow Jr." and collectively known hereinafter as the "Furrow Group"), residents of the State of Tennessee whose business address is 2633 Kingston Pike, Suite 100, Knoxville, TN 37919.

  Furrow's principal occupation since joining the Company in April 1998 has been serving as a Director and in October 1998 as the Chairman and Chief Executive Officer of the Company. Furrow is a United States citizen.

  Furrow Jr.'s principal occupation since joining the Company in July 1998 has been serving as the Company's Vice President for Corporate Development and In-House Counsel and serving as a Director of the Company since January 1999. He has also served as the Company's Chief Operating Officer since April 1999 and its Acting Chief Financial Officer since August 2000. Furrow, Jr. is a United States citizen.

  During the past five years, neither Furrow nor Furrow Jr. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

  On August 11, 2000, Furrow and Furrow, Jr. converted $1 million of outstanding Company debt owed to third parties that it had previously assumed and an additional $500,000 of Company debt that was previously owed to the Furrow Group for 1,363,637 shares of common stock, or $1.10 per share, and warrants to purchase 1,500,000 shares of Common Stock that have a three-year term and an exercise price of $2.10 per share. In the event that Furrow or Furrow Jr. determines to purchase additional shares of the Company stock, it is currently contemplated that they will use their respective personal funds.

Item 4. Purpose of Transaction.

  While the Furrow Group reserves the right to develop plans or proposals in the future regarding the following items, the purchase of shares described in Item 5 below was not made in connection with any of the following:

(1) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(3) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(4)	 Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)	 Any material change in the present capitalization or dividend policy of the
Company;

(6)	 Any other material change in the Company's business or corporate structure;

(7) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(8) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(10) Any action similar to any of those enumerated above, except that the conversion of outstanding debt was required by an unrelated investor group in the Company and that the Furrow Group agreed to vote their shares to elect a total of five board of director nominees designated by the unrelated investor group as described in Item 5 below, which is incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer.

  On February 28, 2000, the Company issued 423,729 shares of Common Stock to Sam Furrow as payment for $500,000 in notes payable to Mr. Furrow that was set to expire on June 30, 2000. As stated in the sale agreement, Mr. Furrow has the right to demand that the resale of securities be registered with the Securities and Exchange Commission.

  On July 11, 200 Samuel J. Furrow, Jr. purchased 3,400 shares of common stock in the open market for $0.96.8 per share and 1,400 shares for $1.00 per share.

  On August 11, 2000, Furrow and Furrow, Jr. converted $1 million of outstanding Company debt owed to third parties that it had previously assumed and an additional $500,000 of Company debt that was previously owed to the Furrow Group for 1,363,637 shares of common stock, or $1.10 per share, and warrants to purchase 1,500,000 shares of Common Stock that have a three-year term and an exercise price of $2.10 per share. The debt conversion to equity had been required by the Commerce Group, LLC and its affiliates ("Commerce Group") and Joseph Mizrachi and his affiliates ("Mizrachi"), as a condition to making their investments in the Company. The Furrow Group also agreed to vote their shares of common stock to elect three nominees designated by the Commerce Group and two nominees designated by Mizrachi to the Company's Board of Directors. The Furrow Group agreed to make the issuance of the purchase warrants subject to stockholder approval pursuant to Proposal 3 of the Company's Proxy Statement as filed with the Securities and Exchange Commission ("SEC") on September 19, 2000 and which was subsequently approved at the Company's Annual Meeting held on October 20, 2000.

  On September 29, 2000, Samuel J. Furrow, Jr., purchased 500 shares of common stock in the open market for $1.125 per share.

  On October 4, 2000, Samuel J. Furrow, Jr. purchased 600 shares of common stock in the open market for $1.25 per share.

  Under the rules and regulations of the SEC, as of November 16, 2000, Furrow individually beneficially owned 3,514,744 shares (26.0 % of outstanding shares) of Common Stock, as to which Furrow has the right to purchase 850,000 shares under currently exercisable stock options and warrants.

  The percentage of outstanding shares of Common Stock set out above are computed based on a total of 13,508,764 shares of Common Stock outstanding as of November 15, 2000. The outstanding share amount includes the 100,000 shares that Furrow has the right to purchase under the stock option issued during and 750,000 shares that Furrow has the right to purchase under warrants granted as of September 18, 2000. During the period beginning 60 days prior to November 16, 2000, and through the date of filing of this Statement, Furrow entered into no transactions to purchase or sell the Company's Common Stock.

  Under the rules and regulations of the SEC, as of November 16, 2000, Furrow, Jr. individually beneficially owned 1,450,057 shares (10.7 % of outstanding shares) of Common Stock, as to which Furrow, Jr. has the right to purchase 875,000 shares under currently exercisable stock options and warrants.

  The percentage of outstanding shares of Common Stock set out above are computed based on a total of 13,533,764 shares of Common Stock outstanding as of November 16, 2000. The outstanding share amount includes the 125,000 shares that Furrow has the right to purchase under the stock option issued during and 750,000 shares that Furrow, Jr. has the right to purchase under warrants granted as of September 18, 2000. During the period beginning 60 days prior to November 16, 2000, and through the date of filing of this Statement, Furrow, Jr. entered into no transactions to purchase or sell the Company's Common Stock other than as described herein.

  Under the rules and regulations of the SEC, as of November 16, 2000, the Furrow Group in the aggregate beneficially owned 4,964,801 shares (34.5 % of the outstanding shares) of Common Stock, as to which the Furrow Group has the right to purchase 1,725,000 shares under currently exercisable stock options and warrants.

  The percentage of outstanding shares of Common Stock set out above are computed based on a total of 14,383,764 shares of Common Stock outstanding as of November 16, 2000. The outstanding share amount includes the 225,000 shares that the Furrow Group has the right to purchase under the stock option issued during and 1,500,000 shares that the Furrow Group has the right to purchase under warrants granted as of September 18, 2000. During the period beginning 60 days prior to November 18, 2000, and through the date of filing of this Statement, the Furrow Group entered into no transactions to purchase or sell the Company's Common Stock other than any transaction as described herein for Furrow and Furrow, Jr. individually.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Except as described in this Statement, the party filing this Statement is not a party to any contract, arrangement, understanding or relationships with any other person with respect to shares of Company stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Incorporated by reference or filed as exhibits hereto are the following:

                            Exhibit Index
Exhibit
Number                      Description
Reference
No.

7.1	                        Agreement Regarding Joint Filing among Mr. Samuel J.
                            Furrow and Mr. Samuel J Furrow, Jr.

* Exhibit to Current Report on Form 8-K of Innovo Group Inc. (file 0-18926) dated August 11, 2000 filed August 11, 2000.

* Exhibit to Current Report on Form 8-K/A of Innovo Group Inc. (file 0-18926) dated August 11, 2000 filed September 15, 2000.

* Company's Annual Report on Schedule 14A as filed with the SEC on September 19, 2000 (file 0-18926)


* Exhibit to Current Report on Form 8-K of Innovo Group Inc. (file 0-18926) dated August 31, 2000 filed September 22, 2000.

* Exhibit to Current Report on Form 8-K of Innovo Group Inc. (file 0-18926) dated October 31, 2000 filed October 31, 2000.
__________________________
*Certain Reports on file with the Securities and Exchange Commission with which they were physically filed are herein incorporated by reference and made apart hereof.


                                  Signatures

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: November 22, 2000                               /s/Samuel J. Furrow
      -----------------                               -------------------
                                                      Samuel J. Furrow


                              	EXHIBIT 7.1

                    	Agreement Regarding Joint Filing

The undersigned agree that a Schedule 13D, and any amendments thereto that may be required, shall be filed jointly on behalf of the undersigned, and any other person or entity who may hereafter be included in the definition of "Furrow Group" in any required amendment, when and if required under provisions of the Securities Exchange Act of 1934 or rules or regulations of the Securities and Exchange Commission thereunder.


Date:  November 22, 2000		                         /s/ Samuel J. Furrow
       -----------------                           --------------------
                                                   Samuel J. Furrow




Date:  November 22, 2000		                         /s/ Samuel J. Furrow, Jr.
       -----------------                           -------------------------
                                                   Samuel J. Furrow, Jr.